

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

December 1, 2009

Via Mail and Fax

Eric J. Bock
Executive Vice President, Chief Administrative Officer and General Counsel
Travelport Limited
405 Lexington Avenue, 57th Floor
New York, NY 10174

      RE: **Travelport Limited**
                  File Number: 333-141714-23
                  Form 10-K for the Year Ended December 31, 2008
                  Form 10-Q for the Quarterly Period Ended September 30, 2009
                  Form 8-K Furnished May 8, 2009

Dear Mr. Bock:

We have reviewed your correspondence dated October 21, 2009 and have the following comments. We believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information. After reviewing the additional information, we may have further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2008

Selected Financial Data
Selected Quarterly Financial Data – (unaudited), page 36

1. Refer to your response to our prior comment number 2. We do not object to the inclusion of "operating income (loss)" to the selected quarterly financial data table. We also acknowledge that you do not present "gross profit" in your statements of operations. In this regard, however, we believe you should present "cost of revenue" in the selected quarterly financial data table pursuant to the answer to question 3 in Staff Accounting Bulletin 6.G.1. Please revise your presentation of selected quarterly financial data accordingly.

Management's Discussion and Analysis
Results of Operations, page 45

2. Refer to your response to our prior comment number 9. It is not clear from your response or existing disclosure what "EBITDA" on a consolidated basis represents (i.e., a non-GAAP performance or liquidity measure). Furthermore, you have not provided substantive reasons specific to your circumstances that demonstrate the usefulness of this non-GAAP measure to investors in evaluating your company pursuant to Item 10(e)(1)(i)(C) of Regulation S-K. For example, you have not disclosed why you believe it is useful for investors to disregard each of the eliminated items in arriving at the measure. Please revise your disclosure as indicated above and provide us with a copy of your intended revised disclosure. Alternatively, discontinue presenting "EBITDA" on a consolidated basis.

Provision for Income Taxes, pages 51 and 58

3. Refer to your response to our prior comment number 11. We believe quantifying, to the extent practical, the effect of the factors identified in your response on your effective income tax rate, accompanied by a comparative analysis at the appropriate level of detail, would provide investors with useful and meaningful information in regard to changes in the amount of your income tax provision. Please expand the intended revised disclosure indicated in your response accordingly. If the effect of an identified item is not quantifiable, disclose this fact, the reason why the effect is not quantifiable and the basis for citing the item as a material factor.

Notes to Financial Statements
Note 2, Summary of Significant Accounting Policies
Cost of Revenue, page F-11

4. Refer to your response to our prior comment number 14. It appears that the last two sentences of your response (i.e., "If there is a change in the "useful life" …, an impairment charge is recognized." is useful information that should be included in the intended disclosure indicated in your response. Please revise accordingly.

Form 8-K Furnished May 8, 2009
Exhibit 99.1

5. Refer to your response to our prior comment number 19. We note management's use of the non-GAAP measures referred to in the comment and your response. However, we do not believe that you have provided substantive reasoning specific to your circumstances as to why consolidated "EBITDA," "adjusted EBITDA," "adjusted EBITDA margin" and "adjusted corporate and other expenses," and the related adjustments in arriving at the applicable measures, provide investor's with a more complete understanding underlying your operating results as indicated in your response, in compliance with Item 10(e)(1)(i)(C) of Regulation S-K. For example, it

is not clear why investors should disregard interest expense associated with this agreement if the agreement is material in funding your operations, as implied in your response. As another example, it is not clear why investors should disregard equity based compensation that is a part of the overall compensation paid to employees in operating the company. Further, we did not identify the basis for "adjusted corporate and other expenses" and related reconciliation. Therefore, we believe you should discontinue presenting the aforementioned non-GAAP measures in the context of operating performance.

We further note in your response that (i) the non-GAAP measures "adjusted revenue," consolidated "EBITDA" and "adjusted EBITDA" are defined terms in your credit agreement as used in computing the "leverage ratio" therein, (ii) you believe the credit agreement is material to you and (iii) "adjusted EBITDA" is a critical component of the "leverage ratio." Given the preceding, it appears to us that these non-GAAP measures represent liquidity measures and, therefore, should be presented in this context. Accordingly, it appears these non-GAAP measures should be reconciled to the comparable GAAP liquidity measure(s) when presented in association with your Form 8-K's. Furthermore, you should disclose with equal or greater prominence the comparable GAAP liquidity measure. In connection with this, we expect expanded discussion in the "Liquidity and Capital Resources" section of "Management's Discussion and Analysis" in your Form 10-K's and Form 10-Q's in regard to the materiality of the credit agreement and the associated non-GAAP measures as related to your liquidity. We also expect that you disclose the limit and actual computed amount of the leverage ratio and the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company's financial condition and liquidity in all filings in which the associated non-GAAP liquidity measures are presented or discussed. Please revise your filings as indicated in this paragraph, as appropriate, and provide us with a copy of your intended revised disclosures.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Management's Discussion and Analysis
Results of Operations, page 37

6. For each period presented on a consolidated and segment basis, please analyze material variances between comparative periods in regard to the respective proportions of cost of revenue and selling, general and administrative (SG&A) expenses to revenue. For example, for the three months ended period, cost of revenue decreased by 330 basis points for GTA, and SG&A decreased 450 basis points for GDS, increased 1,120 basis points for GTA and decreased 240 basis points consolidated; for the nine months ended, cost of revenue decreased 230 basis points for GDS and SG&A increased 1,320 basis points for GTA. To the extent meaningful and material, also analyze variances on this basis between successive periods, and trends within the same fiscal year and throughout the periods presented.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief